SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2008 MANAGEMENT REPORT

MANAGEMENT REPORT

BRASKEM 2008

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and the corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2008.

This report is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. To enable analysis of the results in relation to prior periods, data for fiscal year 2007 are stated on a pro-forma basis. The data used to prepare the pro-forma financial information are derived from interim financial statements reviewed by independent external auditors and includes the adjustments resulting from the changes in Brazilian Corporation Law introduced by Law 11,638/07.

1. Message from Management

The year 2008 was marked by intense oil price and exchange rate volatility, slowdown in Chinese economy after the Olympic Games, unprecedent financial crisis which led to a credit crunch, destocking throughout production chains, abrupt fall and a slowdown economic trend of big proportion. Braskem focused on important strategic and tactical advances in corporate, financial and organizational levels that left the Company better prepared to face the challenges posed by the recent global economic environment and the upcoming phases of the global petrochemical cycle. With the merger of Copesul – Companhia Petroquímica do Sul (“Copesul”), Ipiranga Petroquímica S.A. (“IPQ”) and Petroquímica Paulínia S.A. in September, Braskem concluded a decisive chapter in its process to consolidate Brazil’s petrochemical industry, in which it has played a central role. This initiative has enabled Braskem to confirm its position as the third-largest resin producer in the Americas, to expand its leadership in the domestic market and to accelerate the capture of synergies resulting from the merger of these companies.

Braskem clients significantly benefited from the merger of these assets since product and service portfolios effectively complement each other, creating a broader product line to meet market needs. The expansion of the industrial infrastructure also provides for greater flexibility and specialization of plants, enabling longer campaigns.

The sharp 32% exchange rate devaluation in the period generated a negative accounting impact of R$2.6 billion on net financial results, given its impact on the Company’s US$3.9 billion net debt, which has a 74% dollar exposure. Given this exchange rate impact, Braskem posted a negative net result of R$2.5 billion.

Braskem was capable of preparing itself for the downturn of the petrochemical cycle expected for 2009, extending average debt maturity to 11 years and strengthening its cash position to approximately R$3.0 billion on December 31. Two funding transactions carried out in 2008 left Braskem in a more comfortable position regarding its capacity to pay future commitments. To lengthen the bridge-loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group, Braskem placed US$500 million in a 10-year Eurobonds in the first half and in October concluded a 5-year, US$725-million export prepayment facility at very competitive conditions, especially considering the crisis in the credit markets at that time.

2008 MANAGEMENT REPORT

On the operational front, the first eight months of the year were characterized by strong cost pressures generated by the record-high oil and naphtha prices, which adversely affected industry margins, combined with the stronger Brazilian real, which led to a greater entry of imported products, both intermediate and finished. These factors had a negative impact on the competitiveness of our clients and on the production chain as a whole. In second-half 2008, the reduction in the pace of world economic growth and the drastic drop in commodity prices also had an adverse effect on the Company’s operating performance.

Braskem reported net revenue of R$18.0 billion, down from R$18.8 billion in 2007, with EBITDA of R$2.4 billion, versus R$3.2 billion in the previous year. Even so, Braskem had EBITDA margin of 13.5% in 2008, an excellent performance related to global peers.

An important development in terms of Braskem’s equity and ownership structure was the approval of the Shareholders’ Agreement with Petróleo Brasileiro S.A. (“Petrobras”), through which the oil company transferred to Braskem its minority holdings in Copesul, IPQ, IQ Soluções Químicas (“IQ”) and Petroquímica Paulínia S.A., increasing its interest in Braskem to 31% of the voting capital. The strengthening of this strategic alliance and the increase in Petrobras’ ownership of Braskem constitute gains for both companies and provides new opportunities for increasing competitiveness throughout the entire production chain in this industry in Brazil.

In April, Braskem inaugurated the polypropylene (PP) unit at Paulínia located in the São Paulo state, which will have annual capacity of 350 kton/year and use as feedstock propylene provided by Petrobras refineries. The implementation of this project represented an important step towards expanding Braskem’s access to new and diversified sources of competitive raw materials, and is yet another example of the achievements that this partnership between Petrobras and Braskem can leverage.

The investment projects in partnership with Petroquímica de Venezuela (“Pequiven”) in Venezuela, a country with extensive natural gas and oil supplies, also advanced during the year. With the creation of the joint ventures with Polipropileno del Sur S.A. (“Propilsur”) and Polietileno de America (“Polimerica”) concluded, the execution of these projects is expected to begin to accelerate. Propilsur, which is responsible for the polypropylene unit to be built at the Jose Complex expected to come online in late 2011, has already contracted the basic engineering project and made a technical reserve for the equipment required by the new plant, which will have annual capacity of 450 kton/year. The Boards of Directors of Braskem and Pequiven are expected to issue the final approval for the investment in the second half of 2009.

Polimerica, which is responsible for the integrated project to produce 1,300 kton/year of ethylene and 1,100 kton/year of polyethylenes (PE) using the natural gas from the Jose Complex as feedstock, determined at the end of the year the process technologies to be used at the plants and signed licensing agreements with the holders of these technologies. Operational startup is expected for 2013. One of the basic premises underlying the business plans of the two projects is to reach a level of competitiveness equivalent to existing projects in the Middle East.

In addition to its strategy of tapping new raw material sources at special conditions, Braskem maintains the strategic vision of becoming a world reference in the development of green polymers. As you know, Braskem was the world’s first company to produce PE (high and low density, linear and ultrahigh molecular weight) and PP certified as 100% made from renewable raw materials, with sugarcane ethanol used as feedstock.

2008 MANAGEMENT REPORT

2008 MANAGEMENT REPORT

In this context, the Board of Directors made an important decision to approve the investment of R$488 million to build a unit producing ethylene made from 100% renewable raw materials, with capacity of 200 kton/year. The green polyethylene unit already has its building licenses and will be installed at the Triunfo Complex. As a result, Braskem should become the first company in the world to produce green polyethylene on an industrial scale, with the plant expected to come online in the first quarter of 2011.

The attractiveness of this project was made apparent once again during BioJapan, one of the world’s biggest events to promote sustainable products, where a large number of potential clients confirmed interest in developing exclusive partnerships with Braskem in their respective industries. Supply and distribution agreements were signed over the course of the year with major Brazilian and international companies. The first product made with Braskem’s green plastic was also launched: Sustainable Monopoly, in partnership with toy maker Brinquedos Estrela S.A.. To consolidate its pioneering image in this area, Braskem sponsored the trophies for the Formula 1 Brazilian Grand Prix, which were made of green plastic based on the designs of renowned Brazilian architect, Oscar Niemeyer.

Sustainability and innovation are key elements of Braskem’s commitment to fulfilling our clients’ needs, increasing the competitiveness of the production chain and improving the lives of consumers. The innovation projects launched in 2008 are estimated to be worth US$110 million in net present value, already adjusted for risk. The resins launched by Braskem in the past three years were responsible for 17% of total resin sales in 2008, a year in which the Company invested roughly R$70 million in research and development.

In addition to Ipiranga and Copesul acquisitions, Braskem made operational investments of R$1.4 billion in 2008. Of this total, R$161 million was allocated to the area of Health, Security and Environment, in line with Braskem’s commitment to the quality of life of its people and of the communities where it operates. The programs in this area have led to consistent improvement in workplace safety indicators, with a reduction in 2008 of 48% in the accident rate with and without time loss in relation to the previous year, as well as improvements in the eco-efficiency indicators, which would have improved even further had it not been for the slowdown in production as of November. Moreover, the Company achieved savings of more than 3% in energy consumption.

The Company’s most important intangible asset, Braskem’s teams are motivated, confident and ready to transform into growth opportunities the challenges that the world economy and international petrochemical industry pose in the coming months. All employees are fully committed to emerging at the end of this crisis much closer to Braskem’s strategic vision of becoming one of the top 10 petrochemical companies in the world.

Acknowledgements

After such a competitive year, Braskem’s management wishes once again to thank its shareholders, customers, suppliers and employees for the confidence they have placed in the Company during 2008, and to reaffirm that this partnership is the fundamental reason for our continued pursuit of excellence.

2008 MANAGEMENT REPORT

2. Outlook

The global macroeconomic scenario suffered major changes in second-half 2008 imposed by the global financial crisis and the ensuing impacts on the credit system, which constituted the means of transmission of the crisis to the so-called real economy. World economic growth will clearly slow in 2009, with recessions in the economies of developed countries, i.e., the United States, the European Economic Community and Japan. Meanwhile, emerging markets should record modest economic growth. Braskem continues to expect Brazil to register GDP growth between 1.5 and 2.5% in 2009.

Since the last quarter of 2008, the global petrochemical industry has faced a more challenging scenario, which should remain in place in 2009 as well. In addition to global demand uncertainty, new production capacity coming online in Middle East and Asia, even given credit to the idleness and shutdown of plants in Europe and USA, could pressure margins down. The slowdown in the economy together with the petrochemical down-cycle will create structuring opportunities for the industry, for the rearrangement of raw material competitive matrix, and, even for an eventual corporate consolidation.

Given the expectation of moderate GDP growth in Brazil, Braskem is projecting growth in thermoplastic resins sales volume between 3 and 5% in 2009. Sectors more related to consumption, such as packaging for food products, have historically not accompanied downturns in economic growth. Moreover, the intense destocking trend in the domestic market in the last quarter of 2008 led to distortions in the figure for annual market growth. The return to normalized inventory levels in the chain should lead to an additional increase in sales volume in 2009. Another factor that can benefit the Company is the drop in the imports of resins and manufactured products back to historical levels, given the increase in the producers competitiveness with the Brazilian real devaluation, the uncertainty caused by the high volatility in the exchange rate since September 2008 and supply decrease in the United States.

In this context, the Company remains focused on maintaining its operational profitability over the petrochemical cycle while simultaneously strengthening its long-term relationships with clients in order to maximize the competitiveness of Brazil's petrochemical chain.

During the first half of 2009, Braskem expects domestic demand to return to normalized levels, which will pave the way for gradual recovery in the capacity utilization rates of its plants to historical levels.

Operational investments planned by Braskem for 2009 should reach R$909 million, which includes capacity expansions, new projects and scheduled maintenance stoppages, subject to cash generation. Braskem is concentrating its resources on priority projects that offer high returns, self-financing and rapid payback, while maintaining its solid financial position and capital discipline during these times of global turbulence. Furthermore, Braskem remains committed to cutting costs and fixed expenses with the objective of increasing its competitiveness by significantly lowering production costs and administrative expenses.

On the strategic front, Braskem is focused on increasing its competitiveness and gaining greater flexibility to its energy matrix by gaining access to raw materials at competitive terms, as well as on installing its green polymer plant based on renewable feedstock.

At the forefront of the consolidation process, Braskem will continue to pursue the capture of synergies from the already announced integration of petrochemical assets in the South. On a recurring and annual basis, Braskem expects to capture approximately R$200 million in EBITDA, and in 2008 already captured R$174 million, focusing on initiatives involving the commercial and supply-chain areas. In addition to this operational gain, Braskem captured further gains of R$75 million with a cash impact.

2008 MANAGEMENT REPORT

Braskem is also due to expand its production capacity, implementing new projects without abandoning capital discipline by making investments that provide returns that exceed the Company's cost of capital. These new projects include additional capacity expansions at existing plants, such as the expansion in PVC capacity of 200,000 tons that should come online in 2011.

The expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials include two joint ventures with Pequiven in Venezuela.

The PP project under the joint venture named Propilsur is currently focusing on structuring the project finance in collaboration with export credit agencies, development banks and private banks. The approval of the financing package is a fundamental prerequisite for presenting the project to the Braskem and Pequiven ’s Board of Directors and for the final approval of this investment, which is expected in second-half 2009.

For the PE project, Polimerica, a privately and state-owned company controlled by Braskem and Pequiven, was created. In December 2008, Polimerica signed licensing agreements with two of the principal technology suppliers in the international market, Basell (for low-density polyethylene) and Ineos (for high-density polyethylene and linear low-density polyethylene), and is currently in final negotiations for contracting the company responsible for the cracker project. The focus in 2009 will be to start the Process Design Package and the Extended Basic Engineering of the projects and to being structuring the project’s financing.

Braskem and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB, a Bolivian oil company, are in the negotiation phase for a memorandum of understanding to initiate studies to assess the installation of a petrochemical complex based on ethane in Bolivia’s South. The Company hopes to advance these studies in view of the new developments announced by the Bolivian government for 2009.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPeru S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 700,000 to 1.2 million tons of polyethylene, using the natural gas available in Peru as feedstock. The implementation of this project could give Braskem a position in the largest integrated complex on the Pacific coast, which is fully aligned with the Company's strategy in the region of international operation, growth and consolidation. Braskem is expected to conclude the initial phase of the project’s technical and economic feasibility study during 2009.

In addition to the projects underway in Venezuela and the study in Peru and Bolivia, Braskem is always evaluating opportunities to tap raw materials at competitive conditions in other countries in Latin America.

In the area of renewable raw materials, 2009 will mark the start of construction of the Green PE plant, which was approved by the board of directors last December. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. Braskem has already concluded the conceptual and basic-design phase, and as of January 2009 will begin the detailing phase and start construction. In 2009, Braskem expects to conclude long-term commercial agreements.

2008 MANAGEMENT REPORT

Braskem’s management is confident and committed to make Braskem one of the leading global petrochemical companies. The course of sustainable growth with value creation is ratified during crisis periods and economic cycles with focus on opportunities. Brazil has been one of the best positioned countries in terms of relative competitiveness; strengthen of economic fundamentals and financial health to face the global economic crisis. Braskem’s shareholders are solid, with long term vision and committed to the petrochemical chain development in the region. The relationship with clients is even stronger in crisis periods. Braskem’s leading team will act proactively in a strategic and corporate way when pursuing the best opportunities for operational efficiency, productivity and associations that maximize the Company’s results and value.

3. Operating Performance

• 3.1 Thermoplastic Resin Performance

Demand for thermoplastic resins in 2008 was marked by two distinct periods. In the first nine months of the year, demand grew in line with historical elasticity to Brazil GDP growth, registering growth of 9% in the period, when comparing to the same period of 2007. The last quarter of the year, however, was impacted by the strong destocking trend in the petrochemical production chain, especially among PE and PP consumers. This trend came in response to the sharp slowdown in global economic growth as well as the significant drops in international resin prices, and its isolated effects represent a substantial contraction in demand on an annualized basis of approximately 6%. As a result, Brazil's thermoplastic resin market closed the year with growth of 3%. The impacts from the consumption of own inventories on the chain are clearly illustrated by an analysis of apparent consumption1 (which considers production rather than sales), which registered growth of 8% in 2008.

In this context, the demand for PE and PP ended 2008 practically unchanged from 2007. Meanwhile, due to the leveraged growth in the construction industry in 2008, demand for PVC closed the year with growth of 14% over 2007.

This higher demand was absorbed in large part by imports, which grew by 42% in 2008, driven by the strengthening of the Brazilian real over the first nine months of 2008.

In this scenario, sales by Braskem of PP and PVC increased by 7% year on year, driven by the strong performance of some sectors of the economy in first-half 2008, such as the automotive, construction and agribusiness sectors. Meanwhile, domestic PE sales contracted by 3%, and domestic sales volume of aggregate thermoplastic resins grew by 2% in 2008 versus 2007.

The Company maintained its leading position in the domestic market, with a 51% share of the Brazilian resin market, supported by a unique innovation and technology structure, its commercial strategy and its strong partnership with clients.

In the first-half 2008, Braskem carried out scheduled maintenance stoppages at its basic petrochemical units, which reduced the availability of ethylene for resin production. As a result, total resin sales volume contracted by 8% in 2008, with a decline of 33% or 251,000 tons in the Company’s export volume. This was due to Braskem’s strategy of focusing on profitability, since it already had lower available volumes for sales and external demand had fallen off sharply in the fourth quarter.

_________________________
1 Apparent consumption is measured by Abiquim and refers to production + imports – exports.

2008 MANAGEMENT REPORT

Braskem’s resin production in 2008 was 4% lower than in 2007, due to (i) the lower ethylene and propylene received, following the scheduled maintenance stoppages carried out at the basic petrochemical centers in 2Q08, and (ii) the drop-off in global thermoplastic resin demand, which led to the normalization of inventory levels and a subsequent temporary reduction in the capacity utilization rates of its plants in 4Q08.

Performance (tons)	2008	2007	Change %
Termoplastic Resins	(D)	(E)	(D)/ (E)

Total Sales
• PE´s	1,367,059	1,619,659	(16)
• PP	742,266	715,945	4
• PVC	514,740	503,952	2
• Total Resins	2,624,066	2,839,556	(8)

Production
• PE´s	1,447,525	1,649,546	(12)
• PP	731,506	708,687	3
• PVC	522,441	465,422	12
• Total Resins	2,701,472	2,823,654	(4)

3.2 - Basic Petrochemicals Performance

In the first-half 2008, Braskem carried out scheduled maintenance stoppages at its petrochemical complexes in Camaçari and Triunfo at two of the four basic petrochemical production units, which on average lasted 35 days. The maintenance stoppages did not register any time-loss accident and served to carry out improvements at the plants, such as marginal capacity increases, improvements in productivity and yields, better operational reliability, and assured operability for a further six years.

In view of the strong drop in demand for resins and basic petrochemicals in international markets that impacted exports, in the last quarter of 2008 Braskem cut back the capacity utilization rates of its industrial units, with the exception of PVC units, seeking to normalize the higher resin inventories.

As a result of these two distinct periods of production stoppages, the average utilization rate for ethylene in 2008 was 84%, which represented declines of 11% and 13% in ethylene and propylene production volumes in relation to 2007, respectively.

In 2008, total ethylene and propylene sales stood at 758,000 tons, contracting by 22% against 2007. Meanwhile, total BTX sales in 2008 declined by 14% year on year, reflecting the scheduled maintenance stoppages, the temporary reduction in demand for petrochemical products in late 2008 and the lower profitability of these products in the international market, especially benzene.

Meanwhile, despite the 8% drop in butadiene sales volume and due to the strong performance of the automotive industry for most of the year, international butadiene prices registered an average increase of 51%, which accounted for an increase of R$154 million in the revenue of this product over the previous year. In the fourth quarter, this trend began to show signs of reversal.

2008 MANAGEMENT REPORT

Performance (tons)	2008	2007	Change %
Basic Petrochemicals	(D)	(E)	(D)/ (E)

Total Sales
• Ethylene	386,785	501,728	(23)
• Propylene	371,197	474,207	(22)
• BTX*	782,405	910,349	(14)

Production
• Ethylene	2,116,924	2,366,149	(11)
• Propylene	1,032,376	1,184,042	(13)
• BTX*	845,102	970,529	(13)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

4. Financial Performance

• 4.1 - Revenue

Braskem recorded consolidated gross revenue in 2008 of R$23.0 billion, declining by 3% from R$23.8 billion in 2007. In dollar terms, consolidated gross revenue was US$12.8 billion, up 4% from US$12.3 billion in 2007, reflecting the appreciation in the Brazilian real against the U.S. dollar of 5.5% .

Similarly, Braskem’s consolidated net revenue in 2008 was R$18.0 billion, down 4% from R$18.8 billion in 2007. In dollar terms, consolidate net revenue was US$10 billion, 3% higher than in 2007. The growth in net revenue mainly reflects the better prices in dollar terms until September 2008. The average price in U.S. dollar in 2008, however, was lower than in 2007, due to the combined effect of lower international prices and the average devaluation in the Brazilian real against the U.S. dollar of 37% in 4Q08, which increased its impact on the annual average.

2008 MANAGEMENT REPORT

In 2008, net revenue from exports remained stable at US$2.2 billion (22% of total net revenue).

In the year, 52% of net revenue (excluding condensate resales and sales by Ipiranga Química) was composed of thermoplastic resins.

Since its founding in 2002, Braskem’s dollar-denominated net revenue has grown consistently at a compound annual growth rate (CAGR) of 27%. This steady growth stems from Braskem’s active role in the consolidation of Brazil’s petrochemicals industry, as well as from improvements in prices, investments to increase productivity and the Company’s growing competitiveness and higher capacity, all of which have contributed to increasing scale and expanding the product portfolio.

2008 MANAGEMENT REPORT

• 4.2 - Costs of Goods Sold (COGS)

Braskem registered cost of goods sold (COGS) in 2008 of R$15.1 billion, virtually unchanged from the COGS in 2007. However, the higher naphtha prices had an impact on COGS of R$ 739 million, which was partially offset by the lower sales volume and the reduction of R$138 million in fixed costs.

The average Amsterdam–Rotterdam-Antwerp (ARA) price of naphtha in 2008 was US$790/ton, an increase of 17% in relation to the average in 2007. In June 2008, the ARA naphtha price peaked at US$1,091/ton.

During 2008, Braskem purchased 7,428 thousand tons of naphtha, of which 4,723 thousand tons (64%) were acquired from Petrobras, the Company’s main raw-material supplier. The remaining 2,705 thousand tons (36%) was imported directly by Braskem, mainly from North Africa and Argentina. In 2007, a total of 8,199 thousand tons of naphtha was acquired.

The depreciation and amortization included in COGS totaled R$681 million in 2008, representing a decline of 13% on the previous year, which is explained by the lower sales volume.

In October 2008, despite the scenario of tight credit, Braskem concluded negotiations to renew its insurance policy, obtaining significant gains in terms of both price and an increase in the amount of coverage for its assets. The Company’s 18 plants were evaluated adopting global risk-rating criteria and the vast majority received risk management scores above the standard score of similar plants operated by global competitors, reflecting Braskem’s continued advances in the management of its operational risks.

The contract was renewed for a period of 18 months (terminating in May 2010), and includes coverage of US$13.2 billion in material damages and US$3.4 billion for operational stoppages, for total insured amounts of US$16.6 billion and a limit per event of US$2 billion. The successful conclusion of the negotiations demonstrates yet again Braskem’s pursuit of operational excellence and value creation for shareholders.

2008 MANAGEMENT REPORT

• 4.3 - Selling, General and Administrative Expenses (SG&A)

Braskem is intensely focused on keeping its fixed costs and expenses within parameters that ensure its global competitiveness.

General and administrative expenses totaled R$674 million in 2008, R$52 million lower than the R$726 million in 2007, reflecting the program to cut fixed costs.

Selling expenses in 2008 were R$493 million, declining by 16% from R$585 million in 2007. The decline was due to the effort to cut fixed costs and the synergies captured from the consolidation of the assets in the South, which were partially offset by the higher variable selling expenses related to the increased complexity of logistics costs for transferring products between storage facilities.

• 4.4 – EBITDA

In 2008, Braskem posted consolidated EBITDA of R$2.4 billion, compared with R$3.2 billion in 2007. The decline in EBITDA was mainly due to an impact of R$ 739 million from higher naphtha costs and reduced sales volume of basic petrochemicals and resins. In dollar terms, EBITDA fell by 20% in the year to US$1.3 billion.

EBITDA margin in 2008 was 13.5%, compared with EBITDA margin of 17.3% in 2007. Excluding the impact from condensate resales, EBITDA margin in the year was 13,8%.

Since the Company’s creation in 2002, EBITDA has grown at a compound annual rate (CAGR) of 20%, in line with the trajectory of net revenue.

2008 MANAGEMENT REPORT

• 4.5 - Equity in Subsidiaries and Associated Companies

Braskem’s interest in the earnings of subsidiaries and affiliates in 2008 was negative R$ 63.7 million. The figure includes the amortization of goodwill from the investments in IQ and Copesul, which as of October 2008, following the merger of these companies, was included in CoGS.

In April 2008, Braskem, União de Indústrias Petroquímicas S.A. (“Unipar”) and the other selling shareholders concluded the sale of their interests in Petroflex Indústria e Comércio S.A. (“Petroflex”) to Lanxess Deutschland GmbH (“Lanxess”). Until said date, the Company recognized negative equity of R$12.9 million related to its interest of 33.57% in Petroflex.

The R$ 26.5 million difference in the line Others is explained mainly by: (i) a provision for losses at the affiliated company Alclor Química de Alagoas Ltda (“Alclor” or “Others”), with a balancing item consisting of a reversal of provision for losses related to advances for future capital increase under the line other operating expenses/revenue, in 2008; and (ii) consolidation adjustments from Copesul at IPQ in 2007.

(R$ 000)
Equity Income	2008	2007

Equity Income	(10,868)	(785)
. Rionil	0	15
. Petroflex	(12,939)	2,320
. Others	2,071	(3,120)
Others	(12,434)	14,046
Sub Total (before amortization)	(23,302)	13,261

Amortization Goodwill	(40,388)	(88,029)

TOTAL	(63,690)	(74,768)

• 4.6 - Net Financial Result

The net financial result closed 2008 with a net financial expenses of R$3,685 million, compared with an expense of R$367 million in 2007, due to the sharp devaluation in the Brazilian real against the U.S. dollar of 32% in 2008. Since Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets), this variation had a significant impact on the net financial result. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate.

It is important to bear in mind that this negative foreign-exchange impact of R$2,629 million in the year does not have a direct cash impact in the short term. The amount represents the foreign-exchange impacts, especially those on the company’s debt, that will be disbursed as the debt matures, which has an average term of 11 years. In view of Braskem’s cash generation profile, which is pegged to the USD, and despite the negative accounting effect in the short term, a weaker Brazilian real has a net positive impact on cash flow in the medium term.

Excluding the effects of foreign-exchange variation and monetary restatement, in 2008 the net financial result was R$136 million lower than in 2007, primarily due to lower Financial Expenses, resulted from the the extinction of the Provisional Contribution on Financial Transactions (CPMF), and also, to reduced interest expenses, given the decrease in dollar denominated debt average cost from 7.44% in 2007 to 7.06% in 2008.

2008 MANAGEMENT REPORT

With the objective of protecting its cash flow and reducing the volatility of financing for its working capital and investment programs, Braskem adopts procedures for managing market and credit risk that are aligned with its Financial Management Policy and Risk Management Policy. In this context, Braskem has no target forward operations or operations involving other similar derivatives. In December 2008, the Company held two derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, negative or positive adjustments in hedge positions will be counterbalanced by positive or negative adjustments in the protected assets and liabilities.

• 4.7 - Net Income/Loss

Braskem posted a net loss after minority interest of R$2.5 billion in 2008, due to the net financial expense in the quarter, which was impacted by the BRL depreciation in the period of 32%. The net loss represented a negative variation of R$3.1 billion in relation to the net income reported in 2007.

• 4.8 - Capital Structure, Liquidity and Credit Rating

Net debt at yearend 2008 was R$9.0 billion, which was 47% higher than the R$6.1 billion in net debt at the close of 2007. The increase in debt primarily reflects the following factors: (i) the depreciation in the BRL against the USD of 32% in fiscal year 2008, with an impact of

2008 MANAGEMENT REPORT

R$1.8 billion; (ii) operational investments and maintenance stoppages that required investment of R$1.4 billion; (iii) the settlement of the earn-out from the acquisition of Politeno, which required disbursement of R$247 million; (iv) the conclusion of the acquisition of the petrochemical assets of the Ipiranga Group, with an impact of R$638 million; and (v) the share buyback program, in the amount of R$107 million. These effects were partially offset by the EBITDA of R$2.4 billion. In U.S. dollar terms, Braskem’s net debt grew from US$3.5 billion at the close of 2007 to US$3.9 billion at yearend 2008, for an increase of 12%, since approximately 74% of the debt is pegged to the USD.

The Company's financial leverage, as measured by the ratio of net debt to EBITDA, which stood at 1.93 times (x) in 2007, closed 2008 at 3.73x, driven by the higher net debt and lower EBITDA in 2008.

In October 2008, Braskem successfully concluded the transaction to lengthen the bridge loan used to acquire the petrochemical assets of the Ipiranga Group in 2007, raising US$725 million at a cost of Libor + 1.75% p.a. The bridge loan has a term of 5 years, with a 3-year grace period. After that, Braskem made a swap operation which locked the Libor at 3.85% p.a. throughout the transaction term, changing the fixed cost to 5.6% p.a.. The process to refinance the bridge loan began in May, when the Company issued US$500 million in Eurobonds at a coupon of 7.25% p.a. and maturity in 2018.

At the close of 2008, 74% of debt was pegged to the USD, up from 71% at the close of 2007.

2008 MANAGEMENT REPORT

The following chart shows the amortization schedule of the Company as of December 31, 2008.

Credit Risk Rating – Global Scale

The credit risk rating agencies Standard & Poor’s and Moody’s maintained their global risk ratings at ‘BB+’ and ‘Ba1’ with stable outlooks, respectively, for Braskem issues in both local and foreign currencies. The rating agency Fitch also reaffirmed its rating of ‘BB+’, but downgraded its positive outlook to stable. This change in outlook was due to the more challenging scenario in the petrochemical industry in 2009, as well as the expectation that financial leverage will not decline to the levels expected by the agency within the near term. In the national scale, ratings were also maintained during 2008: ‘brAA+’ with stable outlook according to Standard & Poors, ‘brAA’ with positive outlook by Fitch and ‘Aa2.br’ with stable outlook by Moody’s.

6. Capital Expenditure

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem operational investments totaled R$1.4 billion in 2008 (excluding capitalized interest), in line with 2007. These funds were invested in operational, technology, health, safety and environmental areas and in information technology systems, and benefited all of the Company's business units.

A highlight in the period was the PP plant at Paulínia, which required investment of R$136 million in 2008. The plant entered the operational testing phase in 2Q08, which was concluded in September 2008, with certifications of the PP grades that may be produced, when sales from the plant began to be included in the consolidated results.

2008 MANAGEMENT REPORT

The Company invested R$407 million in scheduled maintenance stoppages, in line with its goal of ensuring that all of its plants operate at high levels of reliability. In this year maintenance stoppages took place on one production line of each petrochemical complex (Camaçari and Triunfo), accounting for more than 75% of the total. Note that stoppages occur every six years.

Investments in equity totaled R$ 885 million in 2008, including the residual amount of R$ 638 million from the acquisition of Ipiranga Group petrochemical assets and the earn out of Politeno Indústria e Comércio S.A. (“Politeno”), acquired in 2006, in the amount of R$ 247 million.

7. Innovation & Technology

Serving clients and creating value for the petrochemical and plastics chains are the main vectors guiding Braskem’s efforts in the area of Innovation and Technology. From the standpoint of clients, these guidelines help boost their competitiveness and capture new markets. Moreover, they enable Braskem to position itself in market segments with higher value-added products, benefitting shareholders, investors, plastics manufacturers and end consumers.

A highlight in this area was the conclusion in 2008 of the joint development with home appliance manufacturer Whirlpool Corporation that resulted in the launch of an innovative line of washing machines with approximately 70% of raw materials made of plastic (especially polypropylene), more than double the use of this material in traditional washing machines. Even the cabinet of these products was made of PP, which, in addition to other unique characteristics, makes them impervious to rust and more accessible to consumers.

Another highlight was an increasingly close partnership with Fortlev, Brazil’s leading maker of water tanks, which in 2008 led to the launch of an innovative polyethylene cistern that replaces and offers advantages over similar concrete products, such as dispensing with the need for masonry work during installation. The polyethylene cistern was made possible by the development of a new grade of polyethylene for rotomolding applications and the transfer of technology held by a company in Australia, which is a leading country in the field of water storage.

In the area of groundbreaking technologies, Braskem has consistently advanced in its development of green polymers made from renewable raw materials. In 2008, the Company certified the first linear low-density polyethylene that is 100% plant-based and produced a pilot plant to make ultra-high molecular weight green polyethylene, which was used to make the trophies for the Formula 1 Brazilian Grand Prix.

At the close of the year, Braskem's Board of Directors approved the investment of R$488 million in an industrial unit to produce ethylene using sugarcane ethanol as feedstock located in Triunfo, Rio Grande do Sul, with capacity of 200 kton/year and operational startup expected in the first quarter of 2011.

2008 MANAGEMENT REPORT

Braskem also confirmed its position at the forefront of the development of green polymers by obtaining the world’s first certification of a sample of polypropylene made 100% from renewable raw materials. Made using an experimental technological route, the green polypropylene has no date set for commercial production, but Braskem is working in partnership with educational institutions such as the University of Campinas (Unicamp) to accelerate the development of this resin. Through these projects, Braskem takes yet another important step towards the sustainability of its business and further confirms its commitment to sustainable development.

Working together with renowned research institutions has yielded important results for Braskem, such as the use of chemical sensor technology, which enables resins to change color if the quality of a product inside the packaging changes. This technology, which was developed jointly with the Federal University of Rio Grande do Sul, led in 2008 to one of the 33 patents filed by Braskem, which now has 219 registered patents.

8. Capital Markets and Investor Relations

Braskem Class A preferred share (“BRKM5”), traded on the São Paulo Stock Exchange (Bovespa), closed 2008 at R$5.55 per share, down 60% from the closing price at the end of 2007 of R$13.80. In the same period, the Bovespa Index (Ibovespa) declined by 41%. The high volatility of stock exchanges in the year and the ensuing risk aversion in response to the recessionary scenario that is forming in the world’s major economies has led to net outflows on the Bovespa, generating a significant impact on Braskem stock. The narrowing of resin spreads, especially in the second half of 2008, also contributed to the drop in the stock price. One indicator of lower stock prices was the performance of practically all global petrochemical companies over the course of 2008, which lagged the respective benchmark indexes.

Braskem ADRs (BAK) traded on the NYSE Euronext closed 2008 at US$4.83 per ADR, for a decline of 69% in the period, while the benchmark S&P 500 fell 38%, reflecting the crisis in the international financial system. The ADRs were also pressured by the weaker Brazilian real. Braskem shares traded on the Latibex (XBRK) closed the year at €1.66, falling 71% in the year, while the benchmark FTSE100 Europe index shed 31%. Once again, the drop in the stock price reflected the weakening of the Brazilian real against the euro.

Average daily trading volume in Braskem Class A preferred shares traded on the Bovespa (BRKM5) contracted by 39% in relation to 2007, from R$26.0 million to R$15.8 million. Trading volume was significantly influenced by the lower stock price. Similarly, Braskem’s ADR (BAK) traded on the NYSE registered average daily trading volume of US$3.1 million in 2008, 16% lower than in the previous year. The average daily trading volume of Braskem’s stock traded on the Latibex (XBRK) contracted by 72% to €16,100 in 2008, down from €56,800 in 2007.

In the composition of the Ibovespa index for the period January-April 2009, Braskem shares ranked 49th in terms of liquidity on the Bovespa, with a weighting in the index of 0.55% . In the IBrX-50 index, Braskem ranked 44th in terms of liquidity, based on the composition of the index for the period January-April 2009, with a weighting of 0.27% in the index.

Braskem continues to be a component of the Corporate Sustainability Index (ISE), figuring among a select group of component stocks in the index for the period from December 2008 to November 2009. Created by the Bovespa in partnership with capital-market trade associations, the Getúlio Vargas Foundation, the Ethos Institute and Brazil’s Ministry of the Environment, the index offers investors a portfolio of shares in firms with recognized commitment to social and environmental responsibility and corporate governance practices. In 2008, 38 companies qualified for the ISE index.

2008 MANAGEMENT REPORT

In 2008, Braskem concluded the merger of the interests held by Petroquisa in the capital of Copesul, IPQ, IQ and Petroquímica Paulínia S.A., consolidating its position as an important competitor in the global petrochemical industry and reinforcing its strategic alliance with Petrobras. As part of the merger process, Petrobras received common and class “A” preferred shares from Braskem, increasing its interest in the company to 31.0% of the voting capital and 23.8% of the total capital and becoming a key minority partner.

In line with its principles of creating value for all shareholders, in March 2008, Braskem launched its 2nd share buyback program with duration of 12 months and the repurchase of up to 19.9 million class A preferred shares. In December 2008, Braskem’s Board of Directors approved the cancellation of all shares held in treasury, which was equivalent to 16.9 million shares, composed of 6.2 million common shares, 10.4 million class A preferred shares and 209 thousand class B preferred shares. Of the total shares in treasury cancelled, 10.1 million shares were from the 2nd buyback program.

9. Sustainability

Underpinned by its values and public commitment to the principles of Sustainable Development, in 2008 Braskem developed an agenda based on evaluating its practices in terms of economic, social and environmental responsibility, seeking to draft its corporate sustainability policy and redefine its programs related to this issue. These initiatives should aim to value people, minimize risks, increase efficiency, generate competitive advantages, guide product and process innovation and identify new business opportunities.

In its health, safety and environmental management, Braskem has made continuous advances, resulting in the gains generated by its management tool Excellence Always in Health, Safety and the Environment (SEMPRE), which seeks to prevent losses of any nature through the application of the 16 Strategic Elements (SEs).

In 2008, two years after the launch of SEMPRE, internal audits were conducted to verify the evolution of this process. The results exceeded by 5% the established target, which was to meet 73% of the requirements in this phase, demonstrating the high levels of standards, employee and partner knowledge and discipline in the application of work processes. Of these 16 Strategic Elements, only two did not achieve the individual pre-established targets, which were SE-09 – Effective Communication and Consultation and SE-13 – Change Management, given the need to better organize processes and to improve the use of the tools available at all Braskem units.

Braskem’s investments in health, safety and the environment in 2008 totaled R$161 million and contributed measurably to improve the Company’s performance in this area.

In 2008, the accident rate with and without time loss per million man-hours worked, which considers both employees and partners, was 1.47, down 49% on the previous year. Note that this figure already includes the results of Copesul and IPQ, which were merged by Braskem as of the middle of 2007. Based on this indicator, Braskem already figures among the best-performing petrochemical companies in the world.

In the area of Health Management, specific actions were taken involving the Quality of Life at Work Program and no cases of occupational illness were registered.

2008 MANAGEMENT REPORT

The Eco-efficiency Indicators were impacted by the reduction in production at the end of the year brought about by the market restrictions. Even so, all the agreed targets were met, with the exception of the indicator related to the generation of liquid effluents, which fell 1.4% short of the target established for the year. The indicators for the generation of solid waste and energy consumption improved in relation to previous years, with energy consumption falling by 3.5% in relation to 2007. Compared with 2002, when Braskem was created, we observed continuous improvement in the eco-efficiency indicators, as the charts below show:

2008 MANAGEMENT REPORT

Since 2005, Braskem has invested in creating an inventory of its Greenhouse Gas (GHG) Emissions, with the objective of identifying its emissions, analyzing their impact and determining opportunities for projects that could promote reductions in GHG emissions. In 2008, Braskem concluded the inventory of emissions at all of its plants, with the objective of making a complete diagnosis and establishing a strategic plan for future reductions, which will contribute to the global effort to reduce the impacts of climate change. Also in 2008, Braskem adhered to the Carbon Disclosure Project (CDP), a public forum created by the largest investors in the global market, which focuses on disclosing the environmental performance of the companies invited, with an emphasis on cutting emissions.

After becoming a signatory to the Global Compact in 2007, in 2008 Braskem became a member of the Brazilian Global Compact Committee (CBPG), which is formed by 33 major companies and coordinated by Instituto Ethos. The Global Compact is a UN program coordinated by the United Nations Development Program (UNDP) that aims to strengthen social responsibility in various countries, advocating the universal principles of human rights, labor rights, environmental protection and ethical behavior. In 2009, Braskem should present to the United Nations Communication on Progress (COP) reports, which describe the advances achieved for disseminating the ten principles of the Global Compact, after two years as a signatory.

Braskem participates in local, state, national and international discussion forums, accompanying the drafting of policies to tackle climate change and the situation and trends in best practices in health, safety and the environment in order to identify and manage potential regulatory risks and maintain excellence in the management and performance of this area. Some of the main forums are: the commissions of various trade associations, such as CONAMA (Brazilian Council fo the Environment), ABNT (Brazilian Technical Standards Association), CNI (Brazilian National Confederation of Industry), ABIQUIM (Brazilian Chemical Industry Association), CEBDS (Brazilian Corporate Council for Sustainable Development); manufacturers’ federations; trade unions representing industrial workers; and the Center for Chemical Process Safety (CCPS) in the United States, among others.

On the social front, in 2008 Braskem continued its support for projects in the areas of environmental education, social inclusion and cultural promotion, and further strengthened its partnerships to expand the reach of these initiatives and contribute even more to the development of the communities surrounding its production facilities. Braskem integrated the social projects sponsored by Copesul, a notable example of which was the Braskem Frontiers of Thinking program, which was expanded to the state capitals of Bahia and São Paulo.

2008 MANAGEMENT REPORT

As of the first half of the year, an internal effort was launched to revise the concepts and practices related to Corporate Sustainability, leading Braskem to join forces with Instituto Ethos, which is a reference in this field. The effort included conducting a diagnosis to determine the program’s priority issues. The diagnosis focused on evaluating internal and external social responsibility actions in which Braskem participates, identifying the positive aspects of these actions as well as the opportunities for improvement that involve all of the publics with which the Company maintains relations.

9.1. Social Responsibility

Braskem’s corporate philosophy is firmly grounded in valuing people through education and work and is rooted in a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The reach of this vision over the corporate mission stretches beyond the Company’s facilities to include the surrounding communities, with their traditions and culture that constitute a rich intangible heritage that must be preserved and treasured. One way to achieve these objectives is through private social investment in programs aligned with Braskem’s principles and values, which received R$11 million in investment in 2008. Some of the most important of these programs are described below:

Lagoa Viva Environmental Education Program – Launched in 2001 in Pontal da Barra, a community neighboring Braskem’s Chloro-Soda industrial in Maceió, Alagoas, this project fosters alternative ways to generate income based on sustainable practices. Classes teaching music, English, hydroponics, beekeeping as well as post-graduate programs provide training in a wide variety of occupations that ultimately promote the social mobility of this community. Through this program, thousands of teachers and students have bettered their understanding of the culture of environmental conservation and sustainable development.

Cinturão Verde (Greenbelt) – Created in 1987, this a 150-hectare ecological reserve located on the salt marsh and related ecosystems in the Pontal da Barra district, situated between the Atlantic Ocean and Lake Mundaú in Maceió. The reserve’s objective is to enable the full development and natural reproduction of the fauna and flora, effectively transforming the area into an ecological refuge. Approximately US$10 million has already been invested to finance works to recover soil, rebuild sand dunes and restore the Atlantic Rainforest in the area. More than 160,000 people, including students from all over Alagoas state and the general public, have already visited the Cinturão Verde (Greenbelt).

Braskem Theatre Award – Created in 1994, this award recognizes the best theatre productions in Bahia state in ten categories with the aim of valuing and awarding professionals in the performing arts, helping pave the way for new talent. The selections are made by a commission of judges specialized in the cultural area.

Braskem Academy of Arts Award – This award was created in 1989 to support the annual literary contests sponsored by the Bahia State Academy of Letters. Each year a different literary category is selected as a focus for the Award, such as poetry, short stories, novels, journals and biographies. The Academy of Letters forms a commission of judges to assess the works and select a winner. The objective is to strengthen ties with the cultural community of Bahia state, serving one of its important and opinion-making segments, the academic world, through public literary contests.

Environmental Protection Park – This is a 68-hectare ecological reserve located on the banks of the Caí River near the Triunfo Petrochemical Complex in Rio Grande do Sul state, where the vegetation remains untouched and dozens of native wildlife species roam freely.

2008 MANAGEMENT REPORT

The Park offers the community, especially students, activities focused on environmental education, such as lectures on environmental issues. Located in the former main residence of the farm the existed on the site, the Natural Science Museum reproduces all of the different ecosystems found in the Park.

Braskem Frontiers of Thought – Held in the cities of Porto Alegre, Salvador and São Paulo, this event brings together people to listen to great modern thinkers and reflect on artistic creation and the esthetic models that mold the way we view today’s world. The focus of the 2008 Frontiers of Thought event was a debate on “art and language in contemporary culture”. Participating in the event were filmmakers Wim Wenders and David Lynch, sociologist Edgar Morin, Somali writer Ayaan Hirsi Ali, historian Simon Schamma and musician Philip Glass.

9.2. Corporate Governance

Since the disclosure of its Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders as well as its commitment to ethics, competitiveness and excellence in all actions in order to assure better returns for shareholders, while adding value to its equity and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts world-class corporate governance practices to ensure their proper functioning. In addition to the Board of Directors and the Fiscal Council, which have expanded powers in accordance with the Sarbanes-Oxley Act, the Company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest to the Board in order to improve the quality and speed of the deliberation process. Over the course of 2008, these support committees were reorganized due to the increased interests of Petrobras in Braskem.

Some of the corporate governance practices at Braskem that highlight its commitment to the Company’s management follow:

  Listing on the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange (Bovespa) since February 13, 2003;
  100% tag-along rights for all Braskem shareholders in the event of a takeover;
  An Fiscal Council with the broad powers envisioned by the Sarbanes-Oxley Act; In 2008, the Fiscal Council was reorganized, based on the results of the self-assessment process conducted in 2007;
  A Code of Conduct defining the values, principles and procedures that guide our corporate conduct, reviewed periodically to ensure it reflects current legal requirements and best practices;
  Corporate policies, among which we highlight our policies on securities trading, financial management, social responsibility, insurance and guarantees, compensation, and health, safety and the environment;
  A long-term incentive plan designed to align the interests of the Company’s management with the goal of creating value for shareholders. Approved in September 2005 and in effect since 2006, the plan links executive compensation to the long-term performance of the Company’s stock price;

2008 MANAGEMENT REPORT

  An Ethics Committee that works jointly with the Internal Auditor and the Fiscal Council. Its function is to document and follow up on issues raised on the Company’s ethics hotline - a communication channel with confidentiality guaranteed through which violations of the Code of Conduct can be reported. By recommending and promoting resolutions to such issues, it seeks to enforce compliance with the Code and continuously improve the Company’s internal procedures and controls;
  An internal audit, which contributes to the development of the corporate governance model at Braskem, ensures the examination, evaluation, adaptation and monitoring of internal processes and controls, and identifies the processes that should be further developed or adjusted, thereby contributing to the management of key business risks and compliance with the policies, rules and procedures in effect as well as with governing law.
  Four independent board members, compared with three independent members in 2007, in line with best practices;
  An information system for the Board of Directors and the Fiscal Council accessed through the Braskem Internet portal, providing the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner.

• 9.2.1 - External Audit

The Company’s policy on the hiring of independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are as follows: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

In accordance with the provisions of CVM Instruction 381/03, the value of services rendered to the Company by the audit firms KPMG Independent Auditors and PricewaterhouseCoopers Independent Auditors that were unrelated to external audit functions did not exceed 5% of the total value of the fees these firms received.

10. People Development

The acquisition of Ipiranga Petroquímica and Copesul provided Braskem with a set of competencies and talents as valuable as its large client portfolio and its industrial infrastructure. Integrating these new teams, which are made up of more than 4,700 people, into the Company in order to achieve a high degree of cultural alignment and cohesion around the same strategic vision and the means to achieve it, was a primary focus in 2008 of Braskem’s people management area.

A highlight in this area was the priority given to the training program administered to new employees at Odebrecht Corporate Technology (TEO), which prepared more than 870 people (most of whom were leaders) through approximately 3,500 hours of activities. Throughout the Company, more than 322,000 hours were dedicated to training courses of different types over the course of the year, as part of the investment of R$7.6 million.

Education for work – and by work – is one of the pillars of Braskem’s corporate culture, as also is a performance-based orientation. Underpinning all of this is the confidence people hold in their ability for self-development and in their drive for professional and personal achievement. Braskem’s management model is decentralized and supported by planned delegation, individual responsibility for results and profit-sharing based on individual performance. Combined with an agile and efficient planning process that includes the control of execution, this set of principles and values has enabled Braskem to record robust growth and create value for its shareholders and stakeholders.

2008 MANAGEMENT REPORT

The process for training people is also personalized. For this process, Braskem employs a Competency Development System (SDC), which underwent structural improvements in 2008. New features included the Personal Development Program, which is tailored to each member in accordance with their individual needs, as identified by the team leader. The SDC establishes training and evaluation processes in order to align the set of competencies, skills, attitudes and values of each member with the competencies required by the Company.

One highlight from among the many programs is the Entrepreneur Development Program (PDE), which is heavily grounded in cultural and practical aspects and seeks to enhance the entrepreneurial capacities of participants through first-hand experience with the many generation of leaders at the Organization. In 2008, 37 members received unique experiences for development through this program, which features 330 hours of activities.

In recognition of and to provide encouragement to the teams responsible for the innovative solutions that generated greater value for clients, shareholders and other stakeholders during the year, five projects from among the 130 registered received the Braskem Highlight Award. The initiative seeks higher productivity by providing incentives for creativity and new applications of the knowledge generated by employees, promotes the sharing of best practices to achieve organizational excellence, and encourages the retention and dissemination of knowledge at the Organization.

2008 MANAGEMENT REPORT

Appendices:

R$ million

Income Statement	2008	2007	Change (%)

Gross revenue	23,020	23,844	(3)
Net revenue	17,960	18,788	(4)
Cost of goods sold	(15,141)	(15,140)	0
Gross profit	2,819	3,648	(23)
Selling expenses	(493)	(585)	(16)
General and Administrative expenses	(674)	(726)	(7)
Depreciation and amortization	(544)	(491)	11
Other operating income (expenses)	86	128	(33)
Investments in Associated Companies	(64)	(75)	(15)
• Equity Result	(23)	13	-
• Amortization of goodwill/negative goodwill	(40)	(88)	(54)
Operating profit before financial result	1,130	1,899	(40)
Net financial result	(3,685)	(367)	903
Operating profit (loss)	(2,554)	1,531	-
Other revenue (expenses)	(159)	(69)	129
Profit (loss) before income tax and social contribution	(2,713)	1,462	-
Income tax / social contribution	278	(412)	-
Profit Sharing	(19)	(19)	1
Profit (loss) before minority interest	(2,454)	1,031	-
Minority Interest	(39)	(389)	(90)
Net profit / (Loss)	(2,492)	642	-

Earnings (loss) per share (EPS)	(4.91)	1.43	-

EBITDA	2,418	3,250	(26)
EBITDA Margin	13.5%	17.3%	-3.8 p.p.
-Depreciacion and Amortization	1,224	1,276	(4)
• Cost	681	785	(13)
• Expense	544	491	11

2008 MANAGEMENT REPORT

R$ million

ASSETS	12/31/2008	12/31/2007	Change
			(%)
Current Assets	7,752	6,619	17
• Cash and Cash Equivalents	2,949	2,139	38
• Accounts Receivable	996	1,497	(33)
• Inventories	2,948	2,264	30
• Recoverable Taxes	611	310	97
• Advances to Suppliers	66	73	(9)
• Others [1]	183	337	(46)
Non Current Assets	14,950	14,162	6
• Related Parties	46	49	(5)
• Compulsory Deposits and Escrow accounts	120	108	12
• Deferred income tax and social contribution	654	395	65
• Recoverable Taxes	1,202	1,175	2
• Investments	37	1,073	(97)
• Plant, property, equipment and intangible	12,657	11,019	15
• Deferred	108	111	(2)
• Others	125	232	(46)

Total Assets	22,702	20,781	9

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2008	12/31/2007	Change
			(%)
Current	7,574	5,890	29
• Suppliers	4,907	2,935	67
• Short-term financing	2,146	1,180	82
• Salaries and social charges	218	261	(16)
• Dividends/Interest on Owners' Equity	7	308	(98)
• Income Tax Payable	0	15	(98)
• Receivable Taxes	106	162	(35)
• Advances from Clients	49	23	109
• Others [2]	141	1,006	(86)
Long-Term Liabilities	11,448	8,614	33
• Long-term financing	9,840	7,202	37
• Hegde Transactions [3]	109	0	-
• Taxes Payable	1,255	1,210	4
• Others	245	202	21
Minority Interest	0	598	-
Shareholders' Equity	3,680	5,679	(35)
• Capital	5,376	4,641	16
• Capital Reserves	457	409	12
• Treasury Shares [4]	0	(258)	-
• Profit reserve [4]	519	965	(46)
• Adjustment of Asset Evaluation (Law 11.638/07)	(102)	0	-
• Retained Earnings (Losses)	(2,571)	(78)	-

Total Liabilities and Shareholders' Equity	22,702	20,781	9

1 On 12/31/2007, considers R$ 137 million in investments to be sold related to Petroflex;
2 On 12/31/2007, considers R$ 247 million related to the last installment of Politeno acquisition and R$ 633 million related to the remaining installment of Ipiranga Group's assets acquisition;
3 This new classification follows the Hedge Accounting accrual according to Law 11,638/07;
4 Cancelling in 2008 of Treasury Shares against Profit Reserve.

2008 MANAGEMENT REPORT

2007 Net Income Reconciliation - Pro Forma (in million of R$)
Consolidated	622
Equity Results IQ and minority shareholders IPQ	25
Amortization of goodwill from IQ and IPQ	(5)
Profit held in inventories	1
Pro forma financial expenses	(1)
Consolidated Pro Forma	642

Board of Directors
Chairman:	Marcelo Bahia Odebrecht
Vice President:	Djalma Rodrigues de Souza
Members:	Alvaro Novis	José de Freitas Mascarenhas
	Antonio Britto Filho	Newton Sergio de Souza
	Alvaro Fernandes da Cunha	Francisco Pais
	Jose Mauro M Carneiro da Cunha	Edmundo José C Aires
Francisco Teixeira de Sá

Executive Management

Chief Executive Officer:	Bernardo Afonso de Almeida Gradin
Directors:	Carlos José Fadigas de Souza Filho	Mauricio R de Carvalho Ferro
	Roberto Prisco Paraíso Ramos	Victor Manuel Martins Pais
	Luiz de Mendonça	André Amaro da Silveira
	Manuel Carnaúba Cortez	Enio Augusto Pereira e Silva
Alfredo Lisboa Ribeiro Tellechea

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.